UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b - 25

                           NOTIFICATION OF LATE FILING

                                                          SEC FILE NUMBER
                                                              1-7234

                                                            CUSIP NUMBER
                                                              36225V 10 4

[x] Form 10-K [  ]  Form 20-F  [  ]  Form 11-K [ ] Form 10-Q       Form N-SAR

         For Period Ended: December 31, 2001

         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I     -      REGISTRANT INFORMATION

Full Name of Registrant:   GP STRATEGIES CORPORATION

Former Name if Applicable:

Address of Principal Executive Office (Street and Number):    9 West 57th Street

City, State and Zip Code:    New York, NY 10019

Part II    -      RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12(b)-25(b) the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date or the subject quarterly report or transition report on Form 10-K, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.

Part III   -      NARRATIVE

State below in reasonable details the reason why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant cannot file its report on Form 10-K for the year ended December 31, 2001 on a timely basis because it has encountered unexpected difficulties in compiling certain information to be included in its Form 10-K and the information compiled to date is not complete enough to provide full disclosure.

Part IV    -      OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

         Andrea D. Kantor            212                       230-9516
         -------------------    -------------        ------------------------
             Name                 Area Code                 Telephone Number

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify reports. [x] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [x ] Yes[ ] No

If so, attach an explanation of the anticipated change, both narratively and quatitatively, and, if appropriate, state the reasons why a reasonable estimate of these results cannot be made.

         For the quarter ended December 31, 2001, net sales decreased by $6.2 million to $42.4 million, as compared to net sales of $48.6 million for the quarter ended December 31, 2000. This decrease was primarily attributable to a reduction in revenue from the automotive division of the manufacturing and process group and a decrease in revenue from the information technology group as a result of the downturn in the economy compounded by the effects of September 11, 2001.

For the year ended December 31, 2001, pretax income was $1.6 million, as compared to a pretax loss of $34.3 million for the prior year which included an impairment charge of $19.2 million and a $8.6 million restructuring charge. For the year ended December 31, 2001, the net loss after tax was $.9 million or $.09 per share as compared to a loss of $25.4 million or $2.04 per share in 2001.

For the year ended December 31, 2001, the Company had income tax expense of approximately $2.5 million on pretax income of approximately $1.6 million, primarily due to the tax treatment for financial statement purposes of the sale by the Company in the fourth quarter of 2001 of certain shares of Millennium Cell accounted for pursuant to SFAS 115 "Accounting for Certain Investments in Debt and Equity Securities".

For the quarter ended December 31, 2001, the pretax loss was $.9 million as compared to a pretax loss of $11.7 million for the fourth quarter of 2000. Net loss after income taxes was $2.3 million or $.19 per share in 2001 as compared to $7.6 million or $.59 per share for the corresponding period in 2000.

Results for the quarter ended December 31, 2001 included a gain on sale on marketable securities of $2.8 million offset by an operating loss from Hydro Med Sciences of approximately $0.8 million, a non-cash charge on a deferred compensation plan of $.7 million, and a charge related to financial consulting services of approximately $0.3 million. In addition, the 2001 quarter reflected an equity loss of $0.5 million relating to the investment in GSE and a write down of $0.2 million relating to the investment in Five Star, $0.4 million relating to a potential new credit agreement which was not consummated and legal fees which were offset by the Company's reversal of restructuring charges.


                                          GP STRATEGIES CORPORATION
                                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.




Date:    April 2, 2002             BY:  Scott N. Greenberg
                                        President and Chief Financial Officer